SUB-ITEM 77C

RESULTS OF MEETINGS OF SHAREHOLDERS (UNAUDITED)

ARTIO SELECT OPPORTUNITIES FUND INC.

Special Meetings of Shareholders

The special meeting of Shareholders of the Artio Select Opportunities Fund Inc. (the “Fund”) was held on July 26, 2012.  At the meeting, the following shares of the Fund were represented:

Fund	Shares Represented by Proxy	Percentage of Shares Outstanding
Artio Select Opportunities Fund Inc.	367,414.4140	62.294%

Shareholders of the Fund voted on the following proposals:

1.	To elect Directors of the Fund.

Nominee	For	Withheld
Antoine Bernheim	360,914.8030	6,291.6110
Thomas Gibbons	360,914.8030	6,291.6110
Cynthia Hostetler	360,845.8030	6,360.6110
Harvey B. Kaplan	360,675.8030	6,530.6110
Robert S. Matthews	360,991.8030	6,214.6110
Peter Wolfram	360,991.8030	6,214.6110
Anthony Williams	360,806.8030	6,399.6110

2.	To consider the elimination of the fundamental investment policy of the Fund prohibiting the Fund from investing more than 35% of its net assets in emerging market securities.

For	Against	Abstain	Broker Non-Votes
247,347.6400	42,483.7740	1,455.0000	76,128.0000

3.
To consider the elimination of the fundamental investment policy of the Fund requiring the Fund to invest at least 40% of its total assets in no fewer than three different countries outside of the U.S.

For	Against	Abstain	Broker Non-Votes
248,094.9440	41,062.4700	2,129.0000	76,128.0000